EXHIBIT 99.3

CDT Environmental Technology Reports 2025 Unaudited Interim Financial Results and Provides Business Updates

Revenue of $7.3 million and loss per share of $0.11 impacted by reduced project activity due to a slowdown in the PRC economy

SHENZHEN, China, December 23, 2025 (GLOBE NEWSWIRE) -- CDT Environmental Technology Investment Holdings Limited (Nasdaq: CDTG) (“CDT”, the “Company”, or “we”), a leading provider of waste treatment systems and services throughout China, today reports its unaudited interim financial results for the six months ended June 30, 2025, and provides updates on key business developments.

All amounts are expressed in US dollars unless otherwise stated.

2025 Unaudited Interim Financial Results and Business Update

●	Revenues decreased by approximately $5.4 million, or 42.3%, to approximately $7.3 million for the six months ended June 30, 2025, from approximately $12.7 million for the same period in 2024. The decline was driven by three factors:

(i) reduced external demand for the Company’s traditional environmental engineering services amid the PRC economic slowdown; and

(ii) the Company’s deliberate strategic shift to scale back on legacy projects with excessively long receivable cycles, reallocating resources toward its new green hydrogen and organic waste-to-energy initiatives.

(iii) decrease in the number and timing of project revenue recognitions, as six project contracts contributed revenue during the comparable prior-year period, whereas only four projects contributed revenue during the current period, with certain remaining projects not yet meeting revenue recognition criteria. Among the four projects recognized in the current period, except for the Guankou project phase 6, the other three projects had reached over 95% completion and were in their final stages, resulting in limited incremental revenue recognized during the period.

●	Gross profit decreased by approximately $1.6 million, or 35.1%, to approximately $2.9 million for the six months ended June 30, 2025 from approximately $4.5 million for the six months ended June 30, 2024. The decrease in gross profit is primarily due to a decrease in sewage treatment systems revenue. For the six months ended June 30, 2025 and 2024, our overall gross profit percentage was 39.9% and 35.5%, respectively. The increase in gross profit percentage of 4.4% was primarily due to the following:

(i)	The approximately 4.8% increase in the gross profit margin of sewage treatment systems was primarily attributable to the Company’s engagement in a new project that generated approximately $3.1 million in revenue with a relatively higher gross profit margin of 40.3%.

(ii)	This increase was partially offset by a 4.7% decrease in the gross profit margin of sewage treatment services and other revenue, primarily due to higher labor and material costs.

●	Total operating expenses increased by approximately $1.4 million, or 51.9%, to approximately $4.1 million for the six months ended June 30, 2025, from approximately $2.7 million for the same period in 2024.

●	The Company reported a net loss of approximately $1.3 million, or $0.11 per share, for the six months ended June 30, 2025, compared to net income of $1.4 million, or $0.14 per share, for the same period in 2024. The swing from profit to loss was primarily due to:

(i) lower revenue from reduced project activity amid weakened market demand; and

(ii) the recognition of $2.1 million in non-cash stock-based compensation expense related to the Company’s 2025 Equity Incentive Plan, under which shares were granted to key employees and advisors and accounted for as compensation in accordance with ASC 718.

Business Update

As of June 30, 2025, the Company had three projects in backlog:

●	the Sichuan Anya Project,

●	the Xinjiang Project, and

●	Phase VI of the Guankou Project.

Both the Sichuan Anya and Xinjiang Projects were signed and commenced in August 2024. Phase VI of the Guankou Project is a supplemental agreement to the existing Guankou Project, which was signed and commenced in April 2024, and represents an incremental scope under the original contract—it does not constitute a new, standalone project. The combined tentative contract value of these three projects is approximately $19.6 million.

Green Hydrogen Initiative

●	Strategic move into green hydrogen: As announced on November 20, 2025, the Company initiated a new growth opportunity with its shift to become a provider of urban and rural organic waste resource utilization solutions and clean energy.

●	Technology and partnerships: The Company’s plan is to utilize high-temperature gasification technology to convert organic waste into syngas, which can then be purified to produce hydrogen. In May 2025, the Company appointed a senior expert from the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences, as Chief Scientist for the Company’s new energy initiative, establishing a technical collaboration with the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences.

●	Addressing market demand: The initiative aims to capitalize on the significant demand for organic waste treatment in China and the rapidly growing hydrogen energy market.

●	Diversified revenue streams: The Company’s new “EPC engineering + long-term operation” business model includes revenue from waste treatment fees as well as expected future sales of energy products like green hydrogen, clean industrial steam, and grid-connected electricity.

Li Yunwu, CEO of CDT, said “Our first half 2025 performance was challenging as we continued to experience economic headwinds in the PRC market that have impacted new infrastructure projects and delayed some that are in the pipeline. Despite these challenges and the resulting volume pressure, we achieved 250 basis points of gross profit margin expansion compared to the same period last year through the restructuring initiatives we undertook in 2024 and other cost-saving measures. As economic conditions in China stabilize, we believe we remain well positioned to capitalize on opportunities associated with favorable, long-term secular trends including water conservation, safety and regulation.

Mr. Li added, “Even as we face an unpredictable operating environment in the near-term with soft end market demand, we are taking proactive and strategically targeted steps to leverage our core operational capabilities through technological innovation and partnerships. Our recently announced strategic initiative to support the growth of the hydrogen economy is an integral part of our planned transformation and broader strategy to participate in new energy by commercializing operations of organic solid waste-to-hydrogen production facilities in China. We believe our collaborations with leading scientific organizations and government regulatory bodies have created a foundation for the Company to accelerate the transition to a hydrogen economy. We expect to report several milestones related to our green hydrogen initiative including advancements in the Company’s hydrogen enabling technologies, as well as progress in executing several customers’ hydrogen projects and new partnerships in the sector.

We believe the actions we have taken to streamline our operations, along with our planned long-term investments in our new energy growth initiatives, are expected to deliver value to customers and improve returns for shareholders.”

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, please visit CDT’s website at https://www.cdthb.cn.

Forward Looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. When the Company uses words such as “may,” “should,” “will,” “future,” “expect,” “anticipate,” “project,” “estimate,” “believe,” and “intend,” or similar expressions that do not relate solely to historical matters, it is intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that arise after the date hereof, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For more information, please contact:

Investor and Media Contact
United States

PCG Advisory
Kevin McGrath
Tel: +1-646-418-7002
Email: kevin@pcgadvisory.com

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$175,877	$124,379
Accounts receivable, net	65,238,735	45,188,231
Other receivables, net	239,560	424,313
Other receivables - related parties	135,920	123,532
Contract assets	31,126,553	31,438,860
Prepayments and other current assets, net	488,969	405,136
Total current assets	97,405,614	77,704,451

OTHER ASSETS
Property and equipment, net	1,182,693	1,291,322
Intangible assets, net	715	5,628
Deferred tax assets, net	1,305,492	1,208,689
Contract assets, noncurrent	8,525,057	8,550,498
Escrow	600,000	600,000
Total other assets	11,613,957	11,656,137

Total assets	$109,019,571	$89,360,588

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$40,192,963	$36,347,893
Short-term loans - banks	1,321,665	1,814,551
Short-term loans - third parties	840,388	836,765
Short-term loans - related parties	3,183,506	2,794,894
Other payables and accrued liabilities	2,948,482	2,220,896
Other payables - related party	254,173	256,863
Contract liabilities	13,691,295	28,026
Taxes payable	7,878,159	7,408,674
Total current liabilities	70,310,631	51,708,562

OTHER LIABILITIES
Long-term loan - bank	279,384	213,969
Total other liabilities	279,384	213,969

Total liabilities	70,590,015	51,922,531

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.0025 par value, 20,000,000 shares authorized, 10,825,000 and 9,200,000 shares
issued and outstanding as of December 31, 2024 and 2023, respectively	30,813	27,063
Additional paid-in capital	13,719,883	11,578,633
Statutory reserves	3,667,369	3,433,589
Retained earnings	22,959,457	24,455,403
Accumulated other comprehensive loss	(2,089,346)	(2,210,909)
Total CDT Environmental Technology Investment Holdings Limited shareholders' equity	38,288,176	37,283,779

Noncontrolling interests	141,380	154,278
Total shareholders' equity	38,429,556	37,438,057

Total liabilities and shareholders' equity	$109,019,571	$89,360,588

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended
	June 30,
	2025	2024

REVENUES
Sewage treatment systems	$6,762,644	$12,066,255
Sewage treatment services and others	556,579	620,453
Total revenues	7,319,223	12,686,708

COST OF REVENUES
Sewage treatment systems	4,088,886	7,869,468
Sewage treatment services and others	308,864	315,405
Total cost of revenues	4,397,750	8,184,873

GROSS PROFIT	2,921,473	4,501,835

OPERATING EXPENSES:
Selling	102,096	25,725
General and administrative	1,191,360	1,361,481
Research and development	31,918	34,706
Stock-based compensation	2,145,000	454,250
Provision for (Recovery from) credit loss, net	588,484	795,757
Total operating expenses	4,058,858	2,671,919

INCOME FROM OPERATIONS	(1,137,385)	1,829,916

OTHER INCOME (EXPENSE)
Interest income	(6,814)	138
Interest expense	(39,200)	(69,446)
Other (expense) income, net	89,556	58,212
Total other (expense) income, net	43,542	(11,096)

INCOME BEFORE INCOME TAXES	(1,093,843)	1,818,820

INCOME TAXES EXPENSE	214,668	401,401

NET (LOSS) INCOME	(1,308,511)	1,417,419

Less: net loss attributable to noncontrolling interest	(46,345)	(51,609)

NET (LOSS) INCOME ATTRIBUTABLE TO
CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$(1,262,166)	$1,469,028

NET(LOSS) INCOME	(1,308,511)	1,417,419

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	122,198	(249,654)

TOTAL COMPREHENSIVE (LOSS) INCOME	(1,186,313)	1,167,765

Less: Comprehensive loss attributable to noncontrolling interest	(45,710)	(54,451)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO
CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$(1,140,603)	$1,222,216

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,910,635	9,810,714

EARNINGS PER SHARE
Basic and diluted	$(0.11)	$0.15

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.